Sino Gas International Holdings, Inc.
No.18 Zhong Guan Cun Dong St.
Haidian District
Beijing, P. R. China 100083

October 22, 2009

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Sino Gas International Holdings, Inc.
Amendment No. 7 to Registration Statement on Form S-1
Filed April 9, 2009
File No. 333-147998

Dear Mr. Owings:

In response to the Staff’s letter dated April 22, 2009 relating to Amendment No. 7 to the Registration Statement on Form S-1 (the “Registration Statement”) of Sino Gas International Holdings, Inc. (“we”, “us” or “our company”) for the registration of shares of our Common Stock, par value $001 per share, we hereby file by IDEA transmission (i) our responses to the Staff’s comments, (ii) a copy of Amendment No. 8 to the Registration Statement (“Amendment No. 8”) and (iii) a copy of Amendment No. 8 marked to indicate the changes from Amendment No. 7 to the original Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on April 9, 2009.  The numbered responses below correspond to the numbered paragraphs of the Staff’s letter.  Except where otherwise indicated, references to page numbers are to the Prospectus page numbers as they appear in Amendment No. 8.  Capitalized terms not otherwise defined in this letter have the meanings ascribed to them in the Prospectus contained within Amendment No. 8.

Responses

***

1.          The requested Tandy representations appear in this letter following our numbered responses to the Staff’s comments.

2.          In response to this comment, an additional risk factor has been added to the Prospectus in Amendment 8 in the section titled “Risk Factors – Risks Related to Our Business”.  In addition, we have revised and supplemented the disclosure under the section entitled “Management’s Discussion and Analysis or Plan of Operation – Organizational History of Sino Gas” and the section entitled “Description of Business - Organizational History of Sino Gas”.

Securities and Exchange Commission
October 22, 2009

We acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. We further acknowledge that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effectiveness, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing. We acknowledge that we may not assert staff comments or the declaration of effectiveness by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that we have fully responded to the comments of the Commission, and we request that the review of Amendment No. 8 be handled on an expedited basis.  If the Commission has any questions or further comments, we respectfully request that such comments be directed to the undersigned as soon as practicable as we would like to have a Registration Statement declared effective by the Commission during the week of October 25, 2009.  We would welcome the opportunity to discuss such questions or comments (or discuss further any of our responses) in advance of any written response of the Commission.

Sincerely

/s/ Yuchuan Liu
Yuchuan Liu
Chairman and Chief Executive Officer

cc:	Pryor Cashman LLP
Cadwalader, Wickersham & Taft LLP